UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-33765

AIRNET TECHNOLOGY INC.

(Exact name of registrant as specified in its charter)

Suite 301

No. 26 Dongzhimenwai Street

Chaoyang District, Beijing 100027

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Registered Direct Offering

On August 22, 2025, AirNet Technology Inc. (“AirNet” or the “Company”), entered into a share purchase agreement (the “Purchase Agreement”) with certain investors (the “Purchasers”), pursuant to which the Company agreed to issue and sell, and the Purchasers agreed to subscribe and purchase, 80,826,225 of its ordinary shares, par value US$0.04 each (the “Ordinary Shares”), and accompanying warrants (the “Stapled Warrants”) to purchase up to 80,826,225 Ordinary Shares at a combined purchase price of U$2.227 per Ordinary Share and accompanying Stapled Warrant in a registered direct offering. The gross proceeds to AirNet from the offering are expected to be approximately US$180.0 million, before deducting offering expenses payable by the Company. The offering is expected to close on August 27, 2025, subject to customary closing conditions.

Each Stapled Warrant will have an initial exercise price per share of U$3.3405, subject to certain adjustments. The Stapled Warrants will be exercisable immediately and will expire on August 27, 2030. A holder (together with its affiliates and other attribution parties) may not exercise any portion of a Stapled Warrant to the extent that immediately prior to or after giving effect to such exercise the holder would own more than 4.99% or 9.99%, at the holder’s election, of the Company’s outstanding Ordinary Shares immediately after exercise.

The securities are being offered pursuant to the Company’s effective registration statement on Form F-3 (Registration No. 333-279318), as amended, initially filed with the U.S. Securities and Exchange Commission on May 10, 2024 (the “F-3 Registration Statement”) and a prospectus supplement thereunder.

The foregoing descriptions of the Purchase Agreement and the Stapled Warrants are qualified in its entirety by reference to the full text of the Purchase Agreement and the form of Stapled Warrant, copies of which are attached to this current report on Form 6-K as Exhibits 10.1 and 10.2, respectively. This current report on Form 6-K (including the documents attached as exhibit hereto) is hereby incorporated by reference into the F-3 Registration Statement and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

A copy of the legal opinion of Conyers Dill & Pearman LLP relating to the validity of the issuance and sale of the Ordinary Shares in the Offering is attached as Exhibit 5.1 hereto. A copy of the legal opinion of Cooley LLP relating to the validity of the issuance and sale of the securities in the Stapled Warrants is attached as Exhibit 5.2 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRNET TECHNOLOGY INC.

Date: August 25, 2025	By:	/s/ Dan Shao
	Name:	Dan Shao
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Conyers Dill & Pearman LLP
5.2	Opinion of Cooley LLP
10.1	Securities Purchase Agreement, dated August 22, 2025
10.2	Form of Stapled Warrant
23.1	Consent of Conyers Dill & Pearman LLP (included in Exhibit 5.1)
23.2	Consent of Cooley LLP (included in Exhibit 5.2)

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